UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 27, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PROPOSAL FOR AMENDMENTS TO THE ARTICLES OF ASSOCIATION

A letter from the Board is set out on pages 2 to 4 of this circular.

A notice convening the AGM to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the PRC at 9:00 a.m. on Thursday, 21 June 2018, or any adjournment thereof, is set out on pages 5 to 11 of this circular. A form of proxy for appointing proxy to attend the AGM is also enclosed in this circular.

Whether or not you are able to attend the AGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). Completion and return of the form of proxy will not affect your rights to attend in person and vote at the AGM, should you so wish. Shareholders who intend to attend the AGM should also complete and return the reply slip in accordance with the instructions printed thereon.

27 April 2018

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“AGM”	means the annual general meeting of the Company for the year ended 31 December 2017 to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the PRC at 9:00 a.m. on Thursday, 21 June 2018

“Articles of Association”	means the articles of association of the Company, as amended from time to time

“Board”	means the board of Directors

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively

“Directors”	means the directors of the Company

“H Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Listing Rules”	means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“New York Stock Exchange”	means the New York Stock Exchange

“PRC”	means the People’s Republic of China

“RMB”	means Renminbi, the lawful currency of the PRC

“Shanghai Stock Exchange”	means the Shanghai Stock Exchange

LETTER FROM THE BOARD

Executive Directors:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Gu Jiadan	(Director)
Tang Bing	(Director, Vice President)
Tian Liuwen	(Director, Vice President)
Yuan Jun	(Employee Representative Director)

Independent non-executive Directors:

Li Ruoshan

Ma Weihua

Shao Ruiqing

Cai Hongping

Legal address:

66 Airport Street

Pudong International Airport

Shanghai

PRC

Head office:

5/F, Block A2,

Northern District,

CEA Building,

36 Hongxiang 3rd Road,

Minhang District, Shanghai, PRC

Principal place of business in Hong Kong:

Unit D, 19/F.

United Centre

95 Queensway

Hong Kong

Hong Kong share registrar and transfer office:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

27 April 2018

To the Shareholders

Dear Sir or Madam,

PROPOSAL FOR AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 29 March 2018 in relation to, among others, the amendment of the Articles of Association.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with the information regarding the resolution to be proposed at the AGM to approve the proposed amendments to certain provisions of the Articles of Association.

2.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The resolution on the amendments to certain provisions of the Articles of Association was considered and approved at the 2018 second regular meeting of the Board on 29 March 2018. It was agreed to amend Article 1 of the Articles of Association. Such amendment is hereby submitted to the Shareholders for approval at the AGM:

The original Article 1 of the Articles of Association is as follows:

The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No. 140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.

The promoter of the Company is: China Eastern Air Holding Company.

Article 1 of the Articles of Association shall be amended as follows:

The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No. 140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.

The promoter of the Company is: China Eastern Air Holding Company Limited.

Note:

The amendments to the Articles of Association were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

3.	AGM

At the AGM, resolutions will be proposed to approve, among other matters, the proposed amendments to certain provisions of the Articles of Association. To the best knowledge and belief of the Directors, none of the Shareholders would be required to abstain from voting on the proposed resolutions at the AGM.

LETTER FROM THE BOARD

The AGM will be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the PRC at 9:00 a.m. on Thursday, 21 June 2018 at which resolutions will be proposed for the purpose of considering and, if thought fit, approving the resolution, purposed in this circular. The notice of the AGM is set out on page 5 to 11 of this circular. A form of proxy for appointing proxy to attend the AGM is also enclosed with this circular.

Whether or not you are able to attend the AGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). Completion and return of the form of proxy will not affect your rights to attend in person and vote at the AGM, should you so wish. Shareholders who intend to attend the AGM should also complete and return the reply slip in accordance with the instructions printed thereon.

4.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

5.	RECOMMENDATION

The Directors consider that the resolutions to be put forward at the AGM (including the aforesaid proposal for amendments to certain articles of the Articles of Association) are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders to vote in favour of all the resolutions to be proposed at the AGM.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

NOTICE OF AGM

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2017 annual general meeting (“AGM”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the People’s Republic of China (“PRC”) at 9:00 a.m. on Thursday, 21 June 2018, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2017.”

2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company (the “Supervisory Committee”) for the year 2017.”

3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2017.”

4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2017.” (Note 1)

5.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the Company’s appointment of the PRC domestic auditors and international auditors for financial reporting and the auditors for internal control for the year 2018, and to authorise the Board to determine their remuneration.”

6.	Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

NOTICE OF AGM

It was agreed that the Board may issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws, subject to the general and unconditional mandate to be obtained at the general meeting:

(a)	Type of debt instruments: Including, but not limited to, debt instruments such as corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, offshore bonds in Renminbi or US dollar and other currencies, and asset-backed securities. However, bonds to be issued and/or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(b)	Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(c)	Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

(d)	Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on the relevant requirements and market conditions.

(e)	Use of fundraising proceeds: It is expected that the fundraising proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including the fulfilment of production and operation needs of the Company, adjustment of debt structure, the supplementing of working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

(f)	Valid term of the mandate: One year from the date of approval of this resolution at a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

(g)	Authorization to be granted to the Board

It is proposed at the general meeting that an authorization be granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(i)	To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to each issue.

NOTICE OF AGM

(ii)	To take all such acts and steps as considered to be necessary and incidental to each issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to issuance, sign all necessary legal documents for issuance, and handle other matters in relation to issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(iii)	To approve, confirm and ratify the acts and steps stated above taken in connection with any issuance.

(iv)	To make corresponding adjustments to the detailed plan of issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the general meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited.

(v)	To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(vi)	To approve, sign and distribute announcements and circulars in relation to issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(vii)	To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.

(viii)	To grant authorization in relation to the above matters to such other persons as the Board considers appropriate.

7.	Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)	the Board be and is hereby granted an unconditional general mandate and permitted to further delegate such mandate to the management of the Company, to proceed with the matters associated with the issuance of shares of the Company in its sole discretion and according to the specific needs of the Company, other market conditions and the following conditions during the Relevant Period (as hereafter defined), subject to the following conditions:

(i)	the Company has obtained the approval from the Board to issue, allot or dispose of, either separately or concurrently, or to issue, allot or dispose of, either separately or concurrently, conditionally or unconditionally, the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) with the respective numbers of A Shares and H Shares being not more than 20% of the respective number of the issued A shares and H shares of the Company as at the date of approval and passing of this resolution at the general meeting, and subject to the conditions set out in (ii) below, the Board may, within the given limits, determine the numbers of A Shares and/or H Shares to be issued allotted or disposed of;

NOTICE OF AGM

(ii)	the Board has approved, executed, amended and made or procured to execute make and amend all documents, deeds and matters as it may consider necessary in connection with the issuance, allotment or disposal of any A Shares and/or H Shares pursuant to the exercise of the abovementioned general mandate; and

(iii)	the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution, the general mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from the relevant PRC government authorities by the Company which may take longer than the Relevant Period. “Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; and

(iii)	the date on which the general mandate granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

(c)	Conditional upon the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

8.	Special Resolution: “THAT, to consider and approve the resolution on amendments to certain provisions of the articles of association of the Company:

The original Article 1 of the Articles of Association is as follows:

The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

NOTICE OF AGM

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No. 140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.

The promoter of the Company is: China Eastern Air Holding Company.

Article 1 of the Articles of Association shall be amended as follows:

The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No. 140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.

The promoter of the Company is: China Eastern Air Holding Company Limited.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 27 April 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non- executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

NOTICE OF AGM

Notes:

1.	Profit distribution proposal for the year ended 31 December 2017

The Board recommends to distribute a dividend of RMB0.051 per share (tax inclusive) in cash for the year ended 2017, with the total amount to be distributed in cash at approximately RMB740.25 million (tax inclusive), calculated based on the Company’s current total share capital of 14,467,585,682 shares.

If the resolution numbered 4 is considered and approved at AGM, the Company plans to distribute on 24 July 2018 profit for the year 2017 to all holders of H Shares whose names appear on the register of the Company maintained by Hong Kong Registrars Limited as at 2 July 2018 and all holders of A Shares whose names appear on the register of members of the Company, as maintained by China Securities Depository and Clearing Corporation Limited as at the close of trading hours of the Shanghai Stock Exchange on 23 July 2018. For details of profit distribution proposal of the Company for the year 2017, please refer to the relevant announcement published by the Company subsequently.

In order to determine the holders of H Shares who are entitled to receive the annual profit for the year 2017, the register of holders of H Shares of the Company will be closed from 27 June 2018 to 2 July 2018 (both days inclusive). In order to be entitled to receive the annual profit for the year 2017 (if approved), holders of H Shares of the Company whose transfers have not been registered must lodge the transfer documents and the relevant share certificates at the Company’s H share registrar, Hong Kong Registrars Limited no later than 4:30 p.m. on 26 June 2018.

2.	Persons entitled to attend the AGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on 21 May 2018 will be entitled to attend the AGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

3.	Registration procedures for attending the AGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Secretarial Office of the Company located at 5/F, Block A2, Northern District, CEA Building, 36 Hongxiang 3rd Road, Minhang District, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on 31 May 2018 (if by facsimile) or between 24 May 2018 to 31 May 2018 (if by post). If proxies are appointed by Shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

NOTICE OF AGM

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

4.	Appointing proxies

(1)	Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

5.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

6.	Closure of books

The H share register of members of the Company will be closed from 22 May 2018 to 21 June 2018, both days inclusive, during which period no transfer of the H shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on 21 May 2018.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

7.	Abstention from voting

No person is required to abstain from voting in respect of any of the resolutions set out in the notice.